Contact: Exhibit 99.1

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@alon-oil.co.il

ALON BLUE SQUARE NOTIFIED OF RESULTS OF SERIES C BONDHOLDERS' MEETING

YAKUM, Israel, February 16, 2016, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced, in furtherance of its previous announcement, that it has been notified by the trustee of the Series C Debentures that at a meeting held on Monday February 15, 2016, the holders of the Series C Debentures voted to negotiate with Mr. Moti Ben-Moshe with respect to its offer for the acquisition of control of the Company.

Prior to the meeting, the holders of the Series C Debentures received revised updated offers from each of Mr. Moti Ben-Moshe and Gindi Israel 2010 Ltd., both providing for the acquisition of the approximate 72.71% direct and indirect interest in the Company held by Alon Israel Oil Company Ltd. ("Alon") for NIS 115 million. A summary of the revised updated offer from Mr. Moti Ben-Moshe has been submitted by the Company on a Form 6-K submitted to the Securities and Exchange Commission.

The offer from Mr. Ben-Moshe will be null and void if board approval of Alon and its subsidiary, Alon Retail Ltd., are not received by Tuesday, February 16, 2016 at 8:00 p.m. Israel time (subject to extension by purchaser at its sole discretion). Alon has provided various objections to the terms of the offer of Mr. Ben-Moshe, including with respect to the conditions required for approval of the transaction, and there is therefore no certainty that the offer will be approved by Alon.

There is no assurance that Alon will sell its interest in the Company on the terms described above or in the Company's filings with the Securities and Exchange Commission or at all.

In addition, the Company was notified that the holders of the Series C Debentures also approved a proposal to automatically call for immediate payment of the Series C Debentures on the earlier to occur of (i) sale of control of the Company by Alon or its subsidiary, Alon Retail (including change in control of Alon or Alon Retail) without approval of the Series C Debentures and (ii) elapse of the no-shop provision in the offer from approval by the holders of Debentures without the submission of a petition to the court (with approval of the trustee and representatives of the Debentures) to convene meetings to approve a debt arrangement between the Company and its financial creditors.

The Company was also notified that the holders of Debentures also approved a proposal to authorize the trustee, following consultation with the representatives of the Series C Debentures, to postpone the payment date of principal and interest on the Debentures from time to time in the future to no later than April 15 (or, if earlier, the effective date of any decision to call the Debentures for immediate payment).

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in five reportable operating segments. In the Fueling and Commercial Sites segment, Alon Blue Square through its 63.13% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd. is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 220 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square is a pioneer in the modern food retail, and its subsidiary, Mega Retail Ltd., currently operates through court-appointed trustees 127 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. Operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the clearance of gift certificates.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty whether the Alon will sell its shares in the Company under the terms described in the Company's filings with the Securities and Exchange Commission or at all; the uncertainty of the sale of BSRE on favorable terms or at all; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.